On letterhead of SIGNAL ADVANCE, INC.



July 17, 2013

Amended Confidential Draft Registration Statement
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549



The registrant is submitting an amended confidential draft registration in response to, and incorporating the Issuers' responses to, the SEC communications dated 05APR13 and 01MAY13, which included a number of comments resulting from the review of the previous amemndments to the confidential draft registration.

The registrant has included all of the exhibits in this submission, however, the content of only the following exhibits have been revised:

EXHIBIT 5.1  - Legal Opinion - Validity of Stock
EXHIBIT 23.1 - Consent of Independent Registered Accountant
EXHIBIT 23.2 - Consent of Legal Counsel


Although the following exhibits were re-numbered, their content was unchanged:

EXHIBIT 22.1: Minutes - Annual Shareholders' Meeting - December 22, 2010
EXHIBIT 22.2: Minutes - Special Shareholders' Meeting - May 10, 2011
EXHIBIT 22.3: Minutes - Annual Shareholders' Meeting - April 10, 2012
EXHIBIT 22.2: Minutes - Special Shareholders' Meeting - August 10, 2012


Further, the following additonal exhibits have been added:

EXHIBIT 22.5: Minutes - Annual Shareholders' Meeting - June 18, 2013
EXHIBIT 99.8 - 3rd Draft of the Confidential Draft Registration Statement



With regards,


/s/ Chris M. Hymel
-------------------------
Chris M. Hymel

2520 County Road 81
Rosharon, TX 77583
713 510 7445 (Office)
832 646 5564 (Cell)
chymel@signaladvance.com